Premium Nickel Drills 30.45m of 2.88% NiEq and 9.55m of 3.94% NiEq

At Selebi North Underground

"These are excellent results that add additional definition to the multiple zones that comprise the historic resource at the Selebi-North deposit. Importantly, they extend beyond the historic resource estimate, highlighting new mineralization between the N2 and N3 folds not captured in the historic resource."

"Furthermore, recent borehole electromagnetic survey results from underground drillholes indicate that the mineralized zones extend further down plunge from the deepest mineralized intersections drilled to date." - CEO, Keith Morrison

Toronto, Ontario, January 30, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") reports additional assay results at its past-producing nickel-copper-cobalt sulphide ("Ni-Cu-Co") Selebi North underground ("SNUG") mine in Botswana. Previous results for 23 holes were released, November 14, November 27 and December 19, 2023, respectively, and January 18, 2024. Results for a further three holes are set out below. To date a total of 26 holes have been released representing an aggregate of approximately 9,093 metres including the holes and metres released herein. Details of the assay results are shown below along with accompanying visuals via Figure 1, Figure 2 and Figure 3. Drill core photos for all holes released to date, including the holes reported herein, are accessible by Clicking Here and can also be found on the Company's website at www.premiumnickelresources.com. To view the 3D modeling, please visit the following link https://vrify.com/decks/15076.

Highlights include:

  SNUG-23-056 (South Limb): 30.45 metres of 2.88% NiEq (1.78% Ni; 1.81% Cu; 0.09% Co)
      including 15.80 metres of 3.00% NiEq (1.73% Ni; 2.15% Cu; 0.09% Co)
      and 12.10 metres of 3.14% NiEq (2.06% Ni; 1.73% Cu; 0.11% Co)
  SNUG-23-057 (N3 Limb): 9.55 metres of 3.94% NiEq (2.72% Ni; 1.81 Cu; 0.16% Co)
  SNUG-23-058 (N2 Limb): 12.95 metres of 2.47% NiEq (0.74% Ni; 3.23% Cu; 0.04% Co)
    including 10.40 metres of 2.78% NiEq (0.69% Ni; 3.94% Cu; 0.04% Co)

Keith Morrison, CEO of PNRL, commented: ""These are excellent results that add additional definition to the multiple zones that comprise the historic resource at the Selebi-North deposit. Importantly, they extend beyond the historic resource estimate, highlighting new mineralization between the N2 and N3 folds not captured in the historic resource. These assays also continue to demonstrate the balanced poly-commodity nature of the ore with excellent nickel, copper and cobalt grades. Furthermore, recent borehole electromagnetic survey results from underground drillholes indicate that the mineralized zones extend further down plunge from the deepest mineralized intersections drilled to date."

The purpose of this drill program is to define mineralization down plunge of the existing workings that will be used to complete a Mineral Resource Estimation ("MRE") prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Assay results are provided below in Table 1 and hole collar details are provided in Table 2. Figures 1, 2 and 3 show the location of holes relative to the historic resource and underground infrastructure.

Table 1: Assay Results Selebi North Deposit

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-056	119.90	150.35	30.45	1.78	1.81	0.09	South	2.88
including	122.10	137.90	15.80	1.73	2.15	0.09	South	3.00
and	138.25	150.35	12.10	2.06	1.73	0.11	South	3.14
SNUG-23-056	307.85	312.90	5.05	1.81	0.49	0.10	N2	2.24
SNUG-23-057	32.45	41.45	9.00	1.08	0.50	0.06	N2	1.44
Including	32.45	34.65	2.20	2.17	0.56	0.12	N2	2.69
SNUG-23-057	79.70	87.30	7.60	0.88	1.00	0.04	N2/N3	1.46
SNUG-23-057	190.40	199.95	9.55	2.72	1.81	0.16	N3	3.94
SNUG-23-058	43.55	56.50	12.95	0.74	3.23	0.04	N2	2.47
including	46.10	56.50	10.40	0.69	3.94	0.04	N2	2.78

*Length refers to drillhole length and not true width. True width is unknown.

**NiEq was calculated assuming a price of $US 7.39/lb for Ni, $US 3.77/lb for Cu and $US 13.86/lb for cobalt with no adjustments for recoveries and payabilities.

Table 2: Drill Collar Information Selebi North Deposit

HOLE ID	Mine East	Mine North	Elevation	Dip	Mine Azimuth	Hole Length	Comment
SNUG-23-056	35094.3	84759.1	-51.2	-13.9	164.9	354.0	Rig #1 935mL
SNUG-23-057	34918.2	84908.8	-7.8	-1.5	245.4	239.4	Rig #3 895mL
SNUG-23-058	34918.1	84908.8	-8.1	-11.5	246.1	257.8	Rig #3 895mL

The various mineralized zones have been historically mined and subsequently named N2 Limb, N3 Limb and South Limb to demarcate their location on the folded mineralized horizon. Additional drilling is required to estimate true width and define the folded mineralization.

The highlighted results from SNUG-23-057 returned multiple mineralized intervals including intervals outside the historic resource estimate. SNUG-23-057 intersected mineralization corresponding to the N2 and N3 Limbs, but also intersected additional mineralization located between the N2 and N3 historic resources that is outside the historic SAMREC resource (see Figure 3). In addition, the 9.55 metre interval grading 2.72% Ni and 1.81% Cu is situated in a local fold linked to the historically mined N3 Zone in the upper levels of the mine.

Drilling and Borehole Electromagnetic ("BHEM") Surveys Continue

Two drills have been mobilized to the 810 metre level exploration drift, permitting testing areas further down plunge of the three mineralized zones with the aim to demonstrate upside potential that will support a future MRE.

BHEM surveys are currently underway, with surveys completed in five 2023 drillholes and two holes drilled from the 810 exploration drift. Results indicate that the mineralized zones continue down plunge of current drilling.

As of January 28, 2024, a total of 20,298 metres in 55 drillholes have been completed from five underground drill bays. Assay results for completed holes will be released as they are received and confirmed by the Company.

Quality Control

The underground drilling program is being carried out through an agreement with Forage Fusion Drilling Ltd. of Hawkesbury, Ontario, Canada, who have provided three Zinex U-5 drills for purchase and training of local operators. Drill core samples are BQTK (40.7 mm diameter). All samples are ½ core cut by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally at 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at the ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Holes are numbered as follows: SNUG (Selebi North Underground) + year + hole number starting at 013.

BHEM Surveys

The BHEM surveys at Selebi utilize the Crone PEM system operated by local Batswana staff. Survey data is collected using a 3 component fluxgate probe collecting full waveform data. Surveys have been collected using timebases between 50 and 1000ms (0.25 Hz to 5Hz). The data has been processed to a calculated residual step response to better quantify the conductive sources. This added processing has proven to be invaluable because of the size of the highly conductive mineralized system.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, P. Geo, Vice President Exploration of the Company, who is a "qualified person" for the purposes of NI 43-101.

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including the assumptions, limitations and data verification therein relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) under PNRL's issuer profile.

Historic Resource Estimate

The historical mineral resource estimate referenced herein (the "Historic Resource") was calculated for the Selebi North, Selebi Main, Phikwe South and Southeast Extension deposits in accordance with SAMREC, in 2016, and does not comply with NI 43-101. To that end, the Historic Resource is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic Resource could be indicative of the presence of mineralization on the deposits, a qualified person for purposes of NI 43-101 has not completed sufficient work to classify the historical mineral estimates as current mineral resource estimates and PNRL is not treating the historical mineral estimates as current mineral resource estimates.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Director and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to: the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of exploration activities (including drill results) to accurately predict mineralization; management's belief that the Selebi and Selebi North deposits may be connected at depth; the timing to release of the remaining assay results; the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of the Company to define mineral resource estimates on the Selebi Mines in accordance with NI 43-101 and/or obtain an updated MRE in respect of the Selebi Mines; the productivity rates for underground drilling at Selebi North; drilling results confirming the legacy fold pattern continues at depth; the effective targeting activities proposed by the Company; the ability to identify mineralization down plunge of existing workings and the ability of such findings to be used to complete a MRE; the ability and timing of advancing the underground drilling program at Selebi North as contemplated (if at all); the results of the drill program on Selebi North and the timing and disclosures of the Company regarding same;  the relationships between, and continuity of, the various deposits (if any); the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.ca) under PNRL's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Figure 1: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources and Exploration Targets

Figure 2: Selebi North Drill Hole Location

UNDERGROUND
DEVELOPMENT
#4 SHAFT
810mL EXPLORATION DRIFT
SNUG-23-057
SNUG-23-058
N3
N2
SOUTH
LIMB
SNUG-23-056
2016 Selebi North historic resources
Selebi North Exploration target

Figure 3: Selebi North: Location of Drill Holes Between N2 and N3 Historic Resources